Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                February 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: AllianceBernstein Trust - AllianceBernstein Value Fund Post-Effective Amendment No. 14
            File Nos. 333-51938 and 811-10221

            AllianceBernstein Trust - AllianceBernstein Small/Mid Cap Value Fund Post-Effective Amendment No. 14
            File Nos. 333-51938 and 811-10221

            AllianceBernstein Growth and Income Fund
            Post-Effective Amendment No. 113
            File Nos. 2-11023 and 811-00126

            AllianceBernstein Focused Growth & Income Fund
            Post-Effective Amendment No. 16
            File Nos. 333-90261 and 811-09687

            AllianceBernstein Balanced Shares
            Post-Effective Amendment No. 108
            File Nos. 2-10988 and 811-00134

            AllianceBernstein Utility Income Fund
            Post-Effective Amendment No. 28
            File Nos. 33-66630 and 811-7916

            AllianceBernstein Global Real Estate Investment Fund
            Post-Effective Amendment No. 19
            File Nos. 333-08153 and 811-07707

            AllianceBernstein Trust - AllianceBernstein International Value Fund Post-Effective Amendment No. 14
            File Nos. 333-51938 and 811-10221

            AllianceBernstein Trust - AllianceBernstein Global Value Fund Post-Effective Amendment No. 14
            File Nos. 333-51938 and 811-10221

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of the Funds referred to above (the "Funds" and each, a "Fund"), as provided orally to Erin Loomis of this office on February 4, 2010. The Staff's comments and our responses are discussed below.

All Funds:
----------

Comment 1:  Annual Fund Operating Expenses: "Other Expenses" may be subdivided into sub-captions that identify the largest expense or expenses. If these sub-captions do not describe expenses that comprise a large part of "Other Expenses," then these do not need to be broken out.

Response:   Expenses in "Other Expenses" do not meet the criteria set forth in
            Regulation S-X to be reflected in sub-captions.

Comment 2:  Principal Strategies: The Principal Strategies sections for the
            Funds are too long and need to be summarized and shortened. Descriptions regarding the Bernstein research staff may be deleted or summarized.

Response:   We have revised the Prospectus in response to this comment.

Comment 3:  Performance Table: (a) The first footnote to the Performance Tables, regarding the inception date, should be moved to a parenthetical next to each class type in the table.

Response:   We have not revised the Performance Table in response to this comment. We believe that adding the parentheticals will add clutter to the Performance Table and make it less understandable. In our view, it is far simpler and provides clearer information to include the inception dates in a footnote.

Comment 4:  Performance Table: (b) The second footnote to the Performance
            Tables, regarding the after-tax returns, should be in full size text.

Response:   This comment may be based on the text of the Prospectus as it appears in the EDGAR version. In the printer version of the Prospectus, the footnote font is slightly smaller than the Performance Table text but very clear and almost equally prominent.
            Accordingly, we have not revised the Performance Table in response to this comment.

AllianceBernstein Value Fund:
-----------------------------

Comment 5:  Principal Risks: The Principal Risks section should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Small/Mid Cap Value Fund:
-------------------------------------------

Comment 6:  Annual Fund Operating Expenses: The row heading "Net Expenses"
            should be changed to "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements."

Response:   We have revised the Prospectus in response to this comment.

Comment 7:  Principal Strategies: The Principal Strategies section should include the current range of the Russell 2500 Value Index.

Response:   We have revised the Prospectus in response to this comment.

Comment 8:  Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Growth and Income Value Fund:
-----------------------------------------------

Comment 9:  Principal Strategies: Given that the word "Income" is in the Fund's name, there should be an explanation of how the principal strategies of the Fund are tied to "Income."

Response:   We have revised the Prospectus in response to this comment.

Comment 10: Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Focused Growth & Income Fund:
-----------------------------------------------

Comment 11: Principal Strategies: Given that the word "Income" is in the Fund's name, there should be an explanation of how the principal strategies of the Fund are tied to "Income."

Response:   The name of the Fund has been changed to the "Core Opportunities
            Fund".

Comment 12: Principal Strategies: The next to last paragraph in the Principal
            Strategies section is redundant. This paragraph should be shortened or deleted.

Response:   We have revised the Prospectus in response to this comment.

Comment 13: Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Balanced Shares:
----------------------------------

Comment 14: Principal Strategies: (a) The disclosure in this section describes that the Fund must invest in a minimum amount of fixed-income securities, but there should also be disclosure stating the maximum amount, if any, that the Fund may invest in.

Response:   We have revised the Prospectus in response to this comment.

Comment 15: Principal Strategies: (b) The disclosure in this section should explain what types of issuers (e.g., government, corporate) are issuing the fixed-income securities that the Fund may invest in.

Response:   We have revised the Prospectus in response to this comment.

Comment 16: Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

Comment 17: Principal Risks: In the Principal Strategies section it says that the Fund may invest in mortgage-related and other asset-backed securities. If these investments are part of the Fund's principal strategies, then risks relating to these investments should be disclosed under Principal Risks.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Utility Income Fund:
--------------------------------------

Comment 18: Principal Strategies: The disclosure in this section should describe how individual securities are selected, purchased, and sold.

Response:   We have revised the Prospectus in response to this comment.

Comment 19: Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

Comment 20: Principal Risks: Utility risk should be described less generally, and more specifically, in the Principal Risks section.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Global Real Estate Investment Fund:
-----------------------------------------------------

Comment 21: Principal Strategies: Since the Fund has "global" in its name, it needs to disclose that it invests in at least 3 countries, at least 40% of its securities are global, and it must define how the Adviser defines foreign companies.

Response:   We have revised the Prospectus in response to this comment.

Comment 22: Principal Risks: Real Estate and REIT risk should be disclosed in the Principal Risks section.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein International Value Fund:
-------------------------------------------

Comment 23: Principal Strategies: Since the Fund has "international" in its name, its needs to disclose that it invests in at least 3 countries, at least 40% of its securities are international, and it must define how the Adviser defines foreign companies.

Response:   We have revised the Prospectus in response to this comment.

Comment 24: Principal Risks: Principal Risks should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

AllianceBernstein Global Value Fund:
------------------------------------

Comment 25: Principal Strategies: Since the Fund has "global" in its name, its needs to disclose that it invests in at least 3 countries, at least 40% of its securities are global, and it must define how the Adviser defines foreign companies.

Response:   We have revised the Prospectus in response to this comment.

Comment 26: Principal Risks: Principal Risk should include a risk relating to the use of the value style.

Response:   We have revised the Prospectus in response to this comment.

Statement of Additional Information ("SAI"):
--------------------------------------------

Comment 27: Fund Policies: The SAI states that as a matter of fundamental policy, a Fund may not concentrate investments in an industry. Provide information as to whether the investments made by the Global Real Estate Investment Fund are not considered to be an industry for purposes of concentration.

Response:   We have revised the SAI in response to this comment.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,


                                          /s/ Erin C. Loomis
                                          ------------------
                                          Erin C. Loomis

cc: Stephen Laffey, Esq.
    Kathleen K. Clarke, Esq.

SK 00250 0157 1072105